Exhibit 4.2

RealtyMogul Income REIT, LLC

SECOND AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

RealtyMogul Income REIT, LLC, a Delaware limited liability company (the “Company”), has adopted a Second Amended and Restated Distribution Reinvestment Plan (the “DRIP”), the terms and conditions of which are set forth below.

1. Number of Shares Issuable. The number of Shares authorized for issuance under the DRIP is 3,500,000. However, a Participant will not be able to acquire shares under the DRIP to the extent such purchase would cause it to exceed limits set forth in the Company’s offering circular, as amended.

2. Participants. “Participants” are holders of the Company’s common shares (“Shares”) who elect to participate in the DRIP.

3. Distribution Reinvestment. Pursuant to the DRIP, the Company will apply the cash dividends and other distributions (“Distributions”) declared and paid in respect of a Participant’s Shares to the purchase of additional Shares for such Participant. Such shares will be sold directly by the Company to the Participant in the same manner in which the Company sold the underlying shares to which the Distributions relate. No selling commissions will be paid with respect to Shares purchased pursuant to the DRIP.

4. Procedures for Participation. Qualifying shareholders may become Participants by making a written election to participate in the DRIP on such shareholder’s Subscription Agreement at the time of subscription for Shares or by completing and executing an enrollment form or any other Company-approved authorization form as may be available from the Company. Participation in the DRIP will begin with the next Distribution payable after receipt of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the DRIP on the date that the Company makes a Distribution. Distributions will be paid as authorized and declared by the RM Adviser, LLC, the Company’s manager (“Manager”). Participants can choose to include all of their investments in our distribution reinvestment plan in their entirety or not at all. Participants may not choose to include a portion of their investments in the DRIP.

5. Purchase of Shares. Participants will acquire Shares in the DRIP at a price equal to the Company’s most recently announced estimated net asset value per share (“NAV”), which will be adjusted at the beginning of every fiscal quarter or as commercially reasonable thereafter. Participants in the DRIP may purchase fractional shares so that 100% of the Distributions will be used to acquire shares. However, a Participant will not be able to acquire shares under the DRIP to the extent such purchase would cause it to exceed limits set forth in the Company’s offering circular, as amended.

6. Taxation of Distributions. The reinvestment of Distributions in the DRIP does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this DRIP.

7. Voting of DRIP Shares. In connection with any matter requiring the vote of the Company’s shareholders, each Participant will be entitled to vote all shares acquired by the Participant through the DRIP.

8. Termination by Participant. A Participant may terminate participation in the DRIP at any time by delivering to the Company a written notice. To be effective for any Distribution, such notice must be received by the Company at least ten business days prior to the last day of the month to which the Distribution relates. Any transfer of Shares by a Participant will terminate participation in the DRIP with respect to the transferred Shares. Additionally, in the event that a Participant requests that the Company repurchase all of the Participant’s Shares, the Participant shall be deemed to have given written notice to the Company that the Participant is terminating his or her participation in the DRIP, and is electing to receive all future Distributions in cash.

9. Amendment or Termination of DRIP by the Company. The Company may amend or terminate the DRIP for any reason upon ten days’ notice to the Participants. The Company may provide notice by including such information in a separate mailing (including via electronic mail) to Participants.

10. Liability of the Company. Neither the Company nor the Manager shall be liable for any act done in good faith, or for any good faith omission to act, in connection with administering the DRIP.

11. Governing Law. The DRIP shall be governed by the laws of the State of Delaware.